Phone:	(212) 885-5442
Fax:	(212) 885-5001
Email:	bshiffman@blankrome.com

July 29, 2019

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Ms. Jaea Hahn

Re:	High Income Securities Fund Proxy Statement on Schedule 14A

Dear Ms. Hahn:

On behalf of the High Income Securities Fund (the “Fund”), this letter is in response to the comments on July 22, 2019 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on July 13, 2019 (the “Proxy Statement”) under the Securities Exchange Act of 1934 as amended (the “1934 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

Introduction

1.	Disclose how abstentions from Proposals 2 and 3 will be treated.

Response:  Please see the last sentence of the sixth paragraph under the heading “Annual Meeting of Shareholders to be held on August 21, 2019 – Required Vote for Adoption of Proposals.”

2.	Explain more closely in the first paragraph under Proposal 1 that all nominees will be elected if they receive at least one vote.

Response:  The requested disclosure has been added.

July 29, 2019

3.	If the Fund’s shareholders are being asked to fix the number of Trustees, the proposal should be “unbundled.”

Response:  The Fund’s shareholders will not be asked to fix the number of trustees and accordingly, such disclosure has been deleted.

4.	Consider adding a question and answer section regarding Proposals 2 and 3.

Response:  The requested disclosure has been added.

5.	Please refer to the Fund’s semi-annual report in the bold language on page 2.

Response:  The requested disclosure has been added.

Proposal 1

6.	Move the disclosure in the first footnote on page 6 to the text preceding the table.

Response:  The requested change has been made.

7.	Disclose that the experiences, qualifications, attributes and skills of the Trustees should be considered on an individual basis.

Response:  The requested disclosure has been added.

8.	Insert “the” before “Board” in the second sentence of the first paragraph on page 11.

Response:  The requested change has been made.

Proposal 2

9.	Summarize the terms of Proposal 2.
Response:  The requested disclosure has been added.

10.
Disclose whether there have been any developments since the proxy statement filed on December 13, 2018 for the Fund’s submission of the De-registration proposal to its shareholders (the “Prior Proxy Statement”) which would influence shareholders on Proposal 2.

July 29, 2019

Response:  In 2019, the Fund completed its planned tender offer resulting in approximately 57% of the Fund’s common stock being tendered.  The Fund is not aware of any other development which occurred since the shareholder vote in July 2019 which would influence the Fund’s shareholders on Proposal 2.

11.
Supplementally, advise the Staff of the additional risks if any, related to the Transitional Investment Committee’s decision to focus on discounted shares of income-oriented closed-end investment companies and business development companies.

Response:  The investments on which it is currently focusing fall within the investment objectives and restrictions set forth in its most recent registration statement.  In the Prior Proxy Statement, the Fund identified additional risks which it believes were related to its investment objectives and restrictions, namely risks relating to investing in special purpose acquisition companies.  The Fund does not believe that additional disclosure of risks relating to its investments is required.  Although it is not required to do so, the Fund is considering updating its registration statement in 2019 or 2020 and, if it determines to do so, will further review whether additional risks relating to its investment objectives and restrictions should be included.

12.	Supplementally, advise the Staff how the Fund is complying with Section 12(d) of the 1940 Act with respect to the investments set forth in the Fund’s most recent semi-annual report.

Response:  The Fund complies with the proxy voting requirements set forth in Section 12(d)(1)(F) of the 1940 Act by “mirror voting” its proxies for closed-end funds unless the Transitional Investment Committee deems it appropriate to seek proxy voting instructions from the Fund’s shareholders with respect to such vote.  In such circumstances, the Fund will vote such proxies as determined by a majority of the proxy voting instructions received by shareholders.

13.	Clarify whether the Fund is incorporating by reference the Prior Proxy Statement.

Response:  The Fund is incorporating the Prior Proxy Statement by reference. Appropriate disclosure has been added to the proxy statement.

14.	Clarify whether the Fund has filed an application for De-registration.

Response:  The requested disclosure has been added.

15.	Disclose an estimate of the costs of De-registration and whether the Fund’s shareholders will bear such costs.

Response:  The requested disclosure has been added.

July 29, 2019

16.	Supplementally, provide the Staff with support for the statements regarding the growing number of special purpose acquisition companies (“SPACs”) that have recently launched.

Response:  Based upon publicly available information, the Fund believes that the SPAC market has grown from 10 SPAC IPOs which raised $1.4 billion in 2013 to 46 SPAC IPOs which raised $10.8 billion in 2018.  Further, 2019 appears to show further growth, with 33 SPAC IPOs raising $8.0 billion through July 22, 2019.

17.	Clarify why the Board and Trustees are submitting Proposal 2 to the Fund’s shareholders.

Response:  The requested disclosure has been added.  The Fund notes that it has previously submitted the De-registration covered by Proposal 2 to the Fund’s shareholders for approval and received such approval.

Proposal 3

18.	Clarify why the Board is submitting Proposal 3 to the Fund’s shareholders.

Response:  The requested disclosure has been added.  The Fund notes that it has previously submitted the reorganization proposal covered by Proposal 3 to the Fund’s shareholders for approval and received such approval.

19.	Disclose an estimate of the costs of reorganization and whether the Fund’s shareholders will bear the costs.

Response:  The requested disclosure has been added.

Very truly yours,

Brad L. Shiffman
BLS:mr